MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: November 5, 2003

3.

News Release

A press release dated November 5, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on November 5, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change:

On November 5, 2003, TransGlobe announced that its common stock would trade on the American Stock Exchange (AMEX) under the ticker symbol TGA commencing November 10, 2003 and that the Company's stock would also continue to trade on the Toronto Stock Exchange (TSX)under the symbol TGL.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED November 5, 2003, at the City of Calgary, in the Province of Alberta.

/s/ Ross G. Clarkson
Ross G. Clarkson
President and CEO

NEWS RELEASE
FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
TO TRADE ON AMERICAN STOCK EXCHANGE
STARTING NOVEMBER 10, 2003

Wednesday, November 5, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce that its common stock will trade on the American Stock Exchange (AMEX) under the ticker symbol TGA starting November 10, 2003. The Company’s stock will also continue to trade on the Toronto Stock Exchange (TSX) under the symbol TGL.

“We are very pleased to move to a senior U.S. exchange” said Ross Clarkson, President and CEO. “We are anticipating that the AMEX will provide our shareholders with a more liquid market and expose TransGlobe to a broader spectrum of U.S. investors.”

Brendan E. Cryan and Company LLC will be the AMEX specialist for TGA. The Company’s CUSIP number remains the same and there is no need for shareholders to exchange their certificates or those held in street name.

TransGlobe Energy Corporation, headquartered in Calgary, Alberta, is an international explorer and producer of oil and gas. The Company has oil and gas production in Canada and in two projects in the Republic of Yemen. TransGlobe has recorded an average oil and gas production growth rate of 86% per year over the past four years. TransGlobe is planning to continue production growth through an aggressive drilling and development program for 2004/2005. More information about TransGlobe and its projects can be found at www.trans-globe.com.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:
Ross G. Clarkson, President & C.E.O.
- or -
/s/ Ross G. Clarkson
Lloyd W. Herrick, Vice President & C.O.O.
Ross G. Clarkson,
President & C.E.O.	Executive Offices:
#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

	Tel:	(403) 264-9888
	Fax:	(403) 264-9898
	Website:	http://www.trans-globe.com
	E-mail:	trglobe@trans-globe.com